UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2021

L&F ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39722 (Commission File Number)	98-1557361 (I.R.S. Employer Identification No.)

150 North Riverside Plaza, Suite 5200 Chicago, Illinois (Address of principal executive offices)	60606 (Zip Code)

Registrant’s telephone number, including area code (312) 705-2786

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	LNFA.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LNFA	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LNFA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 17, 2021, L&F Acquisition Corp., a Cayman Islands exempted company (“LNFA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among LNFA, L&F Acquisition Holdings, LLC, a Delaware limited liability company (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”).  The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of LNFA, ZeroFox and IDX and have been approved by the requisite stockholders of ZeroFox and IDX.

The Domestication

The Business Combination Agreement provides that prior to the closing (the “Closing”) of the Mergers (as defined below), subject to the requisite approval of LNFA’s shareholders, LNFA will transfer by way of continuation from the Cayman Islands and domestication in the State of Delaware (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the Delaware General Corporate Law, as amended, and Part XII of the Cayman Islands Companies Act (As Revised), as amended and restated from time to time. Upon the effective time of the Domestication, LNFA will be renamed “ZeroFox Holdings, Inc.”

In connection with the Domestication, (i) each of the then-issued and outstanding Class A ordinary shares, par value $0.0001 per share, of LNFA (the “Pre-Domestication LNFA Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, of LNFA (after its Domestication) (the “LNFA Common Stock”), (ii) each of the then-issued and outstanding Class B ordinary shares, par value $0.0001 per share, of LNFA (the “Pre-Domestication LNFA Class B Shares”), will convert automatically, on a one-for-one basis, into a share of LNFA Common Stock, and (iii) each then-issued and outstanding warrant to acquire Pre-Domestication LNFA Ordinary Shares (the “Pre-Domestication LNFA Warrants”) will convert automatically into a whole warrant for one share of LNFA Common Stock.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the date of Closing: (i) ZF Merger Sub will merge with and into ZeroFox (the “ZF Merger”), with ZeroFox being the surviving company in the ZF Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, (ii) IDX Merger Sub will merge with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (“Transitional IDX Entity”) and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, and (iii) Transitional IDX Entity will merge with and into IDX Forward Merger Sub (the “IDX Forward Merger”, and collectively with the ZF Merger and IDX Merger, the “Mergers”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings.

The Mergers and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.  The Business Combination is expected to close in the first half of 2022, following the receipt of the required approval by LNFA’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective times of the Mergers, among other things, (i) each outstanding share of common stock (including shares of common stock issued upon the mandatory conversion of shares of preferred stock) of ZeroFox, other than ZF Dissenting Shares (as defined in the Business Combination Agreement) and ZF Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive a fraction of a share of LNFA Common Stock determined in accordance with the Business Combination Agreement on the basis of a pre-money enterprise value of ZeroFox of $866,250,000 and a price of $10.00 per share of LNFA Common Stock and (ii) each outstanding share of common stock and preferred stock of IDX, other than IDX Dissenting Shares (as defined in the Business Combination Agreement) and IDX Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive (x) for common stock and series a-1 and series a-2 preferred stock, a fraction of a share of LNFA Common Stock, (y) for common stock and series a-1 and series a-2 preferred stock, a portion of $50,000,000 in cash consideration (subject to certain adjustments for cash, working capital, debt and transaction expenses, and net of liquidation preferences, as provided in the Business Combination Agreement), and (z) for series a-1, series a-2 and series b preferred stock, a liquidation preference amount of $0.361, in each case, in accordance with the Business Combination Agreement and on the basis of a pre-money enterprise value of IDX of $338,750,000 and a price of $10.00 per share of LNFA Common Stock.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. LNFA has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the LNFA board of directors will be divided into three classes and be composed of a total of eight directors, which directors shall include James C. Foster, Chief Executive Officer of ZeroFox, as Chairman, four other individuals designated by ZeroFox, Thomas F. Kelly, Chief Executive Officer of IDX, one other individual designated by IDX and one individual to be identified by the Sponsor (as defined below) who qualifies as an “independent director” under the rules of the SEC (as defined below) and the New York Stock Exchange or NASDAQ, as applicable. James C. Foster will be the Chief Executive Officer of ZeroFox Holdings, Inc. following the Closing.  Prior to the Closing, LNFA will seek to delist the Pre-Domestication LNFA Ordinary Shares and Pre-Domestication LNFA Warrants and units comprised of one share of Pre-Domestication Acquiror Ordinary Shares and one-half of one Pre-Domestication Acquiror Warrant from the New York Stock Exchange and list such shares on NASDAQ.

If LNFA does not mail a proxy statement/prospectus relating to an extraordinary general meeting to approve the Business Combination prior to April 25, 2022, then unless otherwise agreed by the parties to the Business Combination Agreement, LNFA shall use reasonable best efforts to take steps to amend its organizational documents and the Trust Agreement (as defined in the Business Combination Agreement) to extend the time period for LNFA to consummate a business combination from May 23, 2022 to August 24, 2022 (the “Extension Proposal”) and hold a meeting of its shareholders to approve the Extension Proposal.

Conditions to Each Party’s Obligations

The obligations of each of LNFA, ZeroFox and IDX to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any law or governmental order or other legal restraint or prohibition preventing the consummation of the Business Combination, (iii) the approval of LNFA’s shareholders, (iv) the closing of the Common Equity PIPE Financing and the Convertible Notes Financing (each as defined below), (v) the Registration Statement (as defined below) being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), (vi) the shares of LNFA Common Stock to be issued in connection with the Business Combination having been approved for listing on NASDAQ or the New York Stock Exchange, and (vii) (A) the aggregate cash proceeds from LNFA’s trust account (after deducting any amounts paid to LNFA shareholders that exercise their redemption rights in connection with the Business Combination), together with the net proceeds from the Common Equity PIPE Financing and the Convertible Notes Financing, equaling no less than $170,000,000 and (B) LNFA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

In addition, the obligation of each of the parties to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of the other parties being true and correct to the standards applicable to such representations and warranties and the covenants and agreements of the other parties having been performed in all material respects and (ii) no Material Adverse Effect (as defined in the Merger Agreement) relating to such other parties having occurred and continuing.

Termination

The Business Combination Agreement may be terminated under certain circumstances, including, but not limited to, (i) by mutual written consent of LNFA, ZeroFox and IDX, (ii) by LNFA, ZeroFox or IDX, if either of the other parties breaches its respective representations, warranties or covenants such that the conditions set forth in the Business Combination Agreement would not be satisfied, and such party fails to cure such breach, (iii) by LNFA, ZeroFox or IDX, if the Business Combination is not consummated by May 23, 2022 if LNFA’s shareholders have not approved an Extension Proposal, or by August 23, 2022 if LNFA’s shareholders have approved an Extension Proposal, (iv) by LNFA, ZeroFox or IDX, if any governmental entity issues an order or takes any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the Domestication or any of the Mergers and such order or other action has become final and non-appealable, (v) by LNFA, ZeroFox or IDX, if certain required approvals are not obtained from the LNFA shareholders upon vote taken thereon or (vi) by ZeroFox or IDX, if the board of LNFA fails to recommend LNFA shareholders to approve certain required approvals in connection with the Business Combination, in each case, subject to certain limited exceptions and in accordance with the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of any willful and knowing material breach or Fraud (as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. LNFA believes that these schedules do not contain information that is material to an investment or voting decision.

Sponsor Support Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) LNFA, (ii) JAR Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Albert Goldstein and Joseph Lieberman (together with the Sponsor, the “Sponsor Holders”), (iii) ZeroFox, (iv) IDX and (v) Jeffrey C. Hammes, Adam Gerchen, Tom Gazdziak and Richard Levy (solely for the limited purposes set forth therein), entered into an Amended and Restated Sponsor Support Letter Agreement (the “Sponsor Support Letter Agreement”), pursuant to which, among other things,  the Sponsor Holders have agreed to subject an aggregate amount of 1,293,750 shares of LNFA Common Stock held by such Sponsor Holders to an earnout, whereby after a five-year period, such earnout shares will be forfeited unless certain volume-weighted average share price thresholds are met in trading or are deemed to occur in connection with a Change of Control (as defined in the Business Combination Agreement) and will be subject to vesting as follows: one-third vesting if the volume-weighted average share price equals or exceeds $12.50; one-third vesting if the volume-weighted average share price equals or exceeds $15.00; and one-third vesting if the volume-weighted average share price equals or exceeds $17.50.  In addition, the Sponsor Holders have agreed to (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers), (ii) waive the anti-dilution or similar protection with respect to the Founder Shares (as defined in the Sponsor Support Letter Agreement) (whether resulting from the transactions contemplated by the Common Equity PIPE Financing (as defined below), the Convertible Notes Financing (as defined below), the Domestication, the Mergers or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) not transfer (subject to customary exceptions) any Founder Shares until the earlier of (a) one year after the Closing, (b) the share price equaling or exceeding $12.00 on a volume-weighted average price basis for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (c) the completion of a transaction that results in all stockholders having the right to exchange shares for cash, securities or other property.

The foregoing description of the Sponsor Support Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Common Equity Investment

Concurrently with the execution of the Business Combination Agreement, LNFA entered into subscription agreements (the “Common Equity Subscription Agreements”) with certain investors, including, among others, Victory Park Capital, certain existing stockholders of ZeroFox (certain funds affiliated with New Enterprise Associates, Highland Capital and Alsop Louie Partners (the “ZF Investors”)), and certain existing stockholders of IDX (certain funds affiliated with Blue Venture Fund, Peloton Equity and ForgePoint Capital (the “IDX Investors”)). Pursuant to the Common Equity Subscription Agreements, the investors agreed to subscribe for and purchase, and LNFA agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement), an aggregate of 2,000,000 shares of LNFA Common Stock in exchange for an aggregate purchase price of $20,000,000 (the “Common Equity PIPE Financing”).

In addition, on December 16, 2021, the ZF Investors purchased PIK promissory notes issued by ZeroFox (the “ZF PIK Promissory Notes”) for an aggregate purchase price of $5,000,000. Such ZF PIK Promissory Notes accrue interest that will be paid-in-kind at a rate of 5.0% per annum. If the Closing occurs, the repayment of the original principal amount of the ZF PIK Promissory Notes may be offset against amounts owed by the ZF investors under their Common Equity Subscription Agreements.

In addition, if the Closing occurs, any portion of closing cash consideration to which the IDX Investors are entitled in connection with the consummation of the Business Combination may be reduced to fund the subscription amount the IDX Investors would otherwise be required to pay pursuant to the Common Equity Subscription Agreements.

The closing of the Common Equity PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Common Equity Subscription Agreements provide that LNFA will grant the investors in the Common Equity PIPE Financing certain customary registration rights.

The foregoing description of the Common Equity Subscription Agreements and the Common Equity PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Common Equity Subscription Agreement, a copy of which is attached as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Convertible Notes Investment

In connection with signing the Business Combination Agreement, LNFA entered into convertible note subscription agreements (the “Convertible Note Subscription Agreements”) with affiliates of Monarch Alternative Capital LP, Victory Park Capital and Corbin Capital (the “Note Investors”), in respect of $150,000,000 aggregate principal amount of unsecured convertible notes due in 2025 (the “Notes”) to be issued in connection with the closing of the Business Combination (the “Convertible Notes Financing”). The principal terms of the Notes are set forth in the form of indenture attached as an exhibit to the Convertible Note Subscription Agreements, which indenture shall be entered into by LNFA, the guarantors party thereto and the indenture trustee (the “Indenture”), and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the issuer may elect to pay interest in kind at 8.75% per annum, and the Notes will be convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”), and shall mature on the date that is three years following the closing of the Convertible Notes Financing.

The post-Business Combination company may, at its election, force conversion of the Notes after the first anniversary of the issuance of the Notes (the “Conversion Trigger Date”), subject to a holder’s prior right to convert, if the volume-weighted average trading price of the post-Business Combination company’s common stock (x) for the first year after the Conversion Trigger Date, is greater than or equal to 150% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days and (y) for the second year after the Conversion Trigger Date, is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

Each holder of a Note will have the right to cause the post-Business Combination company to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of the post-Business Combination company to incur senior debt in excess of $50,000,000, subject to certain qualifications and exceptions set forth in the Indenture. The Indenture also will include customary events of default.

The closing of the Convertible Notes Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination.  LNFA has agreed to execute a registration rights agreement for the benefit of the Note Investors, providing for customary demand, shelf and piggyback registration rights and otherwise in form and substance acceptable to the Note Investors and LNFA.

The foregoing description of the Convertible Note Subscription Agreements and the Convertible Notes Financing is subject to and qualified in its entirety by reference to the full text of the form of Convertible Note Subscription Agreement (including the Indenture exhibited thereto), a copy of which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, LNFA, the Sponsor, Jefferies LLC and certain stockholders of ZeroFox and IDX will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of the post-Business Combination company, and former stockholders of ZeroFox and IDX will be subject to a 180-day lock-up period during which such stockholders may not transfer their shares (subject to customary exceptions). The lock-up period described above will not apply to any shares acquired in the Common Equity PIPE Financing or shares issuable upon conversion of the Notes.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit D to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of LNFA Common Stock to be offered and sold in connection with the Common Equity PIPE Financing and the Notes to be offered and sold in connection with the Convertible Notes Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective December 20, 2021, LNFA appointed Kurt Summers as a new director of LNFA. Mr. Summers has been appointed to serve on the audit committee of LNFA, with such appointment effective upon him becoming a director of LNFA.

Mr. Summers has twenty years of experience in both private and public sector finance. Mr. Summers has been a Senior Advisor at Blackstone, Ullico and Bridgewater since November 2019, January 2020 and November 2020, respectively, where he provides insight and strategic direction around various investment opportunities and existing holdings. He has been a member of the Board of Directors of VPC Impact Acquisitions Holdings III, Inc. (NYSE: VPCC) since March 2021. From September 2020 to October 2021, Mr. Summers served as a member of the Board of Directors of VPC Impact Acquisition Holdings prior to its business combination with Bakkt Holdings, Inc. From 2014 to 2019, Mr. Summers served as Treasurer of the City of Chicago, where he managed the city’s more than $8 billion investment portfolio and served as a trustee or fiduciary of five local pension boards with nearly $25 billion under management. As Treasurer of Chicago, Mr. Summers and his team more than tripled the returns on the city’s portfolio, which now generates more than $100 million of incremental revenue to Chicago’s taxpayers, bondholders and other stakeholders each year. From 2012 to 2014, Mr. Summers served as Senior Vice President at Grosvenor Capital Management where he helped lead the firm’s strategy and business development efforts and served as a member of the Office of the Chairman. From 2010 to 2012, Mr. Summers served as Chief of Staff to the Cook County Board President where he was the architect of a turnaround of the second largest county in the country. From 2009 to 2010, Mr. Summers served as Managing Director at Ryan Specialty Group, an international specialty insurance organization. Mr. Summers began his career at McKinsey & Company, a preeminent global strategy-consulting firm, and also worked as an investment banker at Goldman Sachs. Mr. Summers received a BSBA in Finance and International Business with high honors from Washington University and an MBA from Harvard Business School.

The board of directors of LNFA has affirmatively determined that Mr. Summers meets the applicable standards for an independent director under both the rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

Mr. Summers will not be compensated by LNFA for his services as a director.

In connection with his appointment, Mr. Summers is expected to enter into LNFA’s standard form of indemnity agreement for directors and officers and a letter agreement to be bound by the same provisions of the Sponsor Support Letter Agreement applicable to directors who are Sponsor Holders.

Item 7.01	Regulation FD Disclosure.

On December 20, 2021, LNFA, ZeroFox and IDX issued a joint press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that LNFA, ZeroFox and IDX have prepared for use in connection with the announcement of the Business Combination.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is a transcript of a pre-recorded call that LNFA, ZeroFox and IDX have released in connection with the announcement of the Business Combination on December 20, 2021.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the Business Combination; the outcome of any legal proceedings that may be instituted against LNFA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, IDX or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made.  LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters.  Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

Participants in the Solicitation

LNFA, ZeroFox, IDX, JAR Sponsor, LLC and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders with respect to the proposed Business Combination and related matters.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of LNFA, ZeroFox and IDX in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC.  These documents may be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
2.1
Business Combination Agreement, dated as of December 17, 2021, by and among L&F Acquisition Corp., L&F Acquisition Holdings, LLC, ZF Merger Sub, Inc., IDX Merger Sub, Inc., IDX Forward Merger Sub, LLC, ZeroFox, Inc., and ID Experts Holdings, Inc.

10.1
Amended and Restated Sponsor Support Letter Agreement, dated as of December 17, 2021, by and among L&F Acquisition Corp., JAR Sponsor, LLC, ZeroFox, Inc., ID Experts Holdings, Inc., Albert Goldstein, Joseph Lieberman and certain other individuals named therein.

10.2	Form of Common Equity Subscription Agreement.

10.3	Form of Convertible Note Subscription Agreement.

99.1	Joint Press Release of L&F Acquisition Corp., ZeroFox, Inc. and ID Experts Holdings, Inc., dated December 20, 2021.

99.2	Joint Investor Presentation of L&F Acquisition Corp., ZeroFox, Inc. and ID Experts Holdings, Inc.

99.3	Call Transcript.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L&F ACQUISITION CORP.

Date: December 20, 2021	By:	/s/ Adam Gerchen
	Name:	Adam Gerchen
	Title:	Chief Executive Officer